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                             March 8, 2022

       Adrian McKenzie-Patasar
       Chief Executive Officer
       American Leisure Holdings, Inc.
       237 East Commercial Blvd., #208
       Lauderdale by the Sea, FL 33309

                                                        Re: AMERICAN LEISURE
HOLDINGS, INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 25,
2022
                                                            File No. 024-11814

       Dear Mr. McKenzie-Patasar:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Milan Saha, Esq.